Delisting Determination,The Nasdaq Stock Market, LLC,
March 9, 2010, deCODE genetics, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of deCODE genetics, Inc.
(the Company), effective at the opening of the trading session on March 19, 2010. Based on review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5250(c)(1),and 5110(b). The Company was notified of the Staffs determinations on November 18, 2009.
The Company requested a review of
the Staffs determination before the Listing Qualifications
Hearings Panel, but before the scheduled hearing took place, withdrew its request for an appeal. The staffs determinations became final on January 4, 2010 and trading in the Companys securities was suspended on January 6, 2010.